FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of August 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 9, 2007, announcing its results for the quarter ending June 30, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 9, 2007

Gilat Announces Strong Q2 Results: Revenues Reached a Five Year Record of $70.3 Million; Net Income Totaled $ 5.5 Million

Petah Tikva, Israel, August 9, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ending June 30th, 2007.

Revenues for the second quarter of 2007 were $70.3 million, up from $61.0 million in the same period of 2006. Net income for the second quarter of 2007 was $5.5 million or $0.13 per diluted share, compared to a net income of $2.0 million or $0.09 per diluted share in the second quarter of 2006. Non-GAAP net income (1) for the second quarter of 2007 was $5.9 million, or $0.14 per diluted share, versus a net income of $3.1 million or $0.12 per diluted share in the same quarter of 2006.

Revenues for the six month period ended June 30, 2007 were $138.4 million, up from $119.6 million in the comparable period of 2006. Net income for the six month period ended June 30, 2007 was $10.5 million or $0.25 per diluted share, compared to a net income of $3.3 million or $0.14 per diluted share in the same period of 2006. Non-GAAP net income for the six month period ended June 30, 2007 was $11.2 million, or $0.27 per diluted share, versus a net income of $5.7 million or $0.24 per diluted share in the comparable period of 2006.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “During the quarter, we continued to generate strong financial results. We had enhanced activity in the U.S. this quarter, stemming from contract extensions and business continuity deals. Since the beginning of 2007, our US subsidiary, Spacenet Inc, has signed 16 renewal contracts for provision of services and has also signed on nine new channel partners. In the quarter, we also continued to see demand for universal service projects in Eastern Europe and Asia, as well as for government projects world-wide”.

Recent Announcements
†	Gilat was selected by long-time customer JSC Kazakhtelecom (KT) to provide several hundred additional SkyEdge VSATs for KT’s existing broadband satellite network. With completion of this latest deployment, KT will operate four Gilat satellite hubs and more than 1,600 Gilat VSATs.
†	Spacenet Inc, Gilat’s wholly-owned subsidiary has been awarded two new contract extensions with American Municipal Power Ohio (AMP-Ohio) to provide a high-speed VSAT data network and with Fazoli’s® Restaurants, a leading quick-service Italian restaurant chain.
†	Gilat receives an order from Axesat, a leading satellite service provider in Latin America, for providing a SkyEdge broadband satellite network comprised of a hub and more than 400 SkyEdge VSATs. With completion of this latest deployment, Axesat will operate more than 2,500 Gilat VSATs nationwide.

†	SatCom Networks Africa, one of Tanzania’s leading public data communications operators, chooses Gilat’s SkyEdge broadband satellite network to provide major corporations and government institutions across hundreds of sites with broadband connectivity, videoconferencing, IP multicasting and VoIP services
†	Gilat was chosen to provide SkyEdge broadband satellite network to Sibirtelecom, one of Russia’s largest telecom operators. The SkyEdge network, comprising more than 1,200 VSATs, will be used to bring telephony and broadband Internet services to remote communities throughout Siberia.
†	Gilat Partners with CJSC Global-Teleport, Russia’s Leading Satellite Service Provider. Gilat Supports CJSC Global-Teleport’s ability to serve the entire Russian federation through its SkyEdge Broadband Satellite Networks

Gilat will host a conference call today at 9:30 AM EST. In order to ensure audio access, participants from the U.S. should dial in at (888) 281-1167, participants from Canada should dial in at (888) 604-5839, and international participants should dial in at (972) 3-918-0650. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at: www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q2 2007 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	June 30,	December 31,
	2007	2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	103,841	149,545
Short-term bank deposits and Held to maturity marketable securities	43,862	-
Short-term restricted cash	5,689	5,137
Restricted cash held by trustees	7,319	7,113
Trade receivables (net of allowance for doubtful accounts)	36,927	29,612
Inventories	21,449	26,368
Other current assets	44,206	40,428

Total current assets	263,293	258,203

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long term Held to maturity marketable securities	14,960	-
Long-term restricted cash	6,435	6,337
Long-term restricted cash held by trustees	16,085	15,646
Severance pay fund	10,694	10,534
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	12,417	19,241

	60,591	51,758

PROPERTY AND EQUIPMENT, NET	115,687	121,366

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	7,698	8,887

TOTAL ASSETS	447,269	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2007	2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,828	1,200
Current maturities of long-term loans	5,319	6,537
Trade payables	21,424	21,258
Accrued expenses	19,477	21,400
Short-term advances from customer held by trustees	15,066	15,045
Other accounts payable	76,585	72,129

Total current liabilities	143,699	137,569

LONG-TERM LIABILITIES:
Accrued severance pay	10,941	10,640
Long-term advances from customer held by trustees	9,319	16,863
Long-term loans, net	22,286	22,318
Accrued interest related to restructured debt	2,819	3,147
Convertible subordinated notes	16,331	16,333
Other long-term liabilities	17,590	21,285

Total long-term liabilities	79,286	90,586

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,771	1,757
Additional paid in capital	855,781	853,350
Accumulated other comprehensive income	1,339	702
Accumulated deficit	(634,607)	(643,750)

Total shareholders' equity	224,284	212,059

Total liabilities and shareholders' equity	447,269	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	138,367	119,568	70,329	60,979
Cost of Revenues	88,529	75,837	45,306	38,964

Gross profit	49,838	43,731	25,023	22,015

Research and development expenses:
Expenses incurred	8,737	7,344	4,420	3,681
Less - grants	1,275	623	927	526

	7,462	6,721	3,493	3,155

Selling, general and administrative expenses	34,182	31,489	17,087	15,563

Operating income	8,194	5,521	4,443	3,297

Financial income (expenses), net and other	2,722	(1,606)	1,266	(794)

Income before taxes on income	10,916	3,915	5,709	2,503

Taxes on income	464	616	170	424

Net income	10,452	3,299	5,539	2,079

Basic net earnings per share	0.27	0.15	0.14	0.09

Diluted net earnings per share	0.25	0.14	0.13	0.09

Shares used in net earnings per share computation
Basic	38,925	22,702	38,996	22,807

Diluted	41,261	23,970	41,417	24,291

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Six months ended June 30,		Three months ended June 30,
		2007	2006	2007	2006
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating income	8,194	5,521	4,443	3,297
	Non-cash stock options expenses (1)	776	2,438	351	990

	Non-GAAP operating income	8,970	7,959	4,794	4,287

	GAAP net income	10,452	3,299	5,539	2,079
	Non-cash stock options expenses (1)	776	2,438	351	990

	Non-GAAP net income	11,228	5,737	5,890	3,069

	GAAP Earnings per share (diluted)	0.25	0.14	0.13	0.09
	Non-cash stock options expenses (1)	0.02	0.10	0.01	0.03

	Non-GAAP Earnings per share (diluted)	0.27	0.24	0.14	0.12

(1)	Non-cash stock options expenses:
	Cost of Revenues	4	108	4	44
	Research and development	5	94	2	38
	Selling, general, marketing and administrative	767	2,236	345	908

		776	2,438	351	990

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income	10,452	3,299	5,539	2,079
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	10,177	10,212	5,327	5,190
Stock compensation relating options	776	2,438	351	990
Accretion of discount	-	340	-	179
Accrued severance pay, net	141	516	(312)	99
Interest accrued on short and long-term restricted cash	(736)	(143)	(476)	(65)
Interest accrued on bank deposit and Held to maturity marketable securities	(937)	-	(937)	-
Exchange rate differences on long-term loans	140	477	63	316
Exchange rate differences on loans to employees	41	(128)	69	(262)
Capital loss from disposal of property and equipment	75	48	(68)	6
Deferred tax liabilities	(348)	(517)	(304)	(106)

Increase in trade receivables	(7,264)	(5,472)	(3,223)	(4,240)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	4,368	(4,036)	3,631	(2,270)
Decrease (increase) in inventories	4,049	(10,962)	559	(6,008)
Increase in trade payables	125	3,913	1,443	2,400
Decrease in accrued expenses	(1,950)	(634)	(2,064)	(1,582)
Decrease in advances from customer held by trustees, net (including long-term)	(7,522)	(5,589)	(3,761)	(3,727)
Increase (decrease) in other accounts payable and other long-term
liabilities mainly deferred revenue	(1,483)	22,010	(3,595)	20,379

Net cash provided by operating activities	10,104	15,772	2,242	13,378

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(2,954)	(2,498)	(2,272)	(1,279)
Proceeds from (Investment in) Held to maturity marketable securities, net	(57,885)	-	521	-
Proceeds from short-term bank deposits	-	3,300	-	-
Loans to employees - Net	447	254	159	180
Investment in restricted cash held by trustees	-	(1,838)	-	-
Proceeds from restricted cash held by trustees	92	1,228	-	23
Investment in restricted cash (including long-term)	(4,469)	(3,253)	(23)	(1,542)
Proceeds from restricted cash (including long-term)	3,821	11,888	3,388	3,727
Investment in other assets	-	(6)	-	-

Net cash provided by (used in) investing activities	(60,948)	9,075	1,773	1,109

Cash flows from financing activities:
Exercise of options, net	1,625	2,252	1,212	1,911
Issuance expenses of ordinary shares	(259)	-	-	-
Short-term bank credit, net	4,628	(7,840)	328	318
Repayment of long-term loans	(1,393)	(3,135)	(551)	(2,294)

Net cash provided by (used in) financing activities	4,601	(8,723)	989	(65)

Effect of exchange rate differences on cash and cash equivalents	539	268	360	13

Increase (decrease) in cash and cash equivalents	(45,704)	16,392	5,364	14,435

Cash and cash equivalents at the beginning of the period	149,545	74,929	98,477	76,886

Cash and cash equivalents at the end of the period	103,841	91,321	103,841	91,321

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	8,194	5,521	4,443	3,297
Add:
Non-cash stock option expenses	776	2,438	351	990
Deprecation and amortization	10,177	10,212	5,327	5,190

EBITDA	19,147	18,171	10,121	9,477